VIA EDGAR CORRESPONDENCE

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April 27, 2007
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	PRA International
Form 10-K for fiscal year ended December 31, 2006
File No. 000-51029
Dear Mr. Rosenberg:
     On behalf of PRA International (the “Company”), we are responding to your letter dated April 13, 2007 with respect to the above-referenced filing. Pursuant to the telephone conversation on April 25, 2007 between Frank Wyman and the undersigned, the Company hereby confirms its expectation that, on or about May 11, 2007, it will provide the Staff of the Division of Corporation Finance with detailed responses to the Staff’s comments.
     Please contact the undersigned at (202) 637-2165, or Alison Keith at (202) 637-1070, with any questions or comments you may have regarding this matter.

Very truly yours,
/s/ Joel H. Trotter

Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Terrance J. Bieker
J. Matthew Bond
PRA International

James C. Palumbo
PricewaterhouseCoopers LLP